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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
  Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                                 Commission File Number  0-19209

                            CARDINAL BANCORP, INC.
            (Exact name of registrant as specified in its charter)


            140 East Main Street, Everett, PA 15537  (814) 652-2131
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         Common Stock, par value $0.50
           (Title of each class of securities covered by this Form)


                                     None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    [x]    Rule 12h-3(b)(1)(i)  [_]

            Rule 12g-4(a)(1)(ii)   [_]    Rule 12h-3(b)(1)(ii) [_]

            Rule 12g-4(a)(2)(i)    [_]    Rule 12h-3(b)(2)(i)  [_]

            Rule 12g-4(a)(2)(ii)   [_]    Rule 12h-3(b)(2)(ii) [_]

                                          Rule 15d-6           [_]


  Approximate number of holders of record as of the certification or notice date: One

  Pursuant to the requirements of the Securities Exchange Act of 1934, Susquehanna Bancshares West, Inc., as successor by merger of Susquehanna Bancshares West, Inc. with and into Cardinal Bancorp, Inc., with the title Susquehanna Bancshares West, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 16, 1998              By:  /s/ Robert S. Bolinger
                                      -----------------------------------------
                                      Robert S. Bolinger, President, Susquehanna
                                      Bancshares West, Inc. as successor by
                                      merger of Susquehanna Bancshares West,
                                      Inc. with and into Cardinal Bancorp, Inc.
                                      with the title of Susquehanna Bancshares
                                      West, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.